EXHIBIT 99.1

Elbit Vision Systems Announces Q4 2012 Results

Annual Revenues of $6.7 Million -Operating Profit of $0.8 Million

CAESAREA, Israel, March 14, 2013 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the twelve month period ending December 31, 2012.

2012 yearly Results:

Revenues for the year 2012 were approximately $6.7 million, representing an increase of 19.6% compared to $5.6 million in 2011.

Gross profit on a GAAP basis was approximately $3.7 million, representing 55.8% of revenues, compared to $3.6 million for 2011. Gross margins increased mainly due to the increase in revenues.

Operating profit on a GAAP basis was approximately $0.96 million compared with an operating profit of approximately $1.1 million in 2011.

Net profit on a GAAP basis for 2012 was approximately $0.8 million, compared to approximately $1.1 million in 2011.

Sam Cohen, CEO of EVS commented, "We are continuing to grow our business in line with our plans and in 2012 increased our revenues by an additional 19% over 2011. Our net profits for the year decreased mainly due to material investments we made on expanding our local infrastructure in China and India."

"We are working on new products which we intend launching during 2013. These products will expand our portfolio to current and new customers, and we believe the new offerings will have a significant positive impact on our business," concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2012
IN U.S. DOLLARS

	Dec-31
	2012	2011

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	1,392	730
Restricted deposits (short term)	30	90
Accounts receivable:
Trade	1,099	793
Other	159	121
Inventories	773	476

Total current assets	3,453	2,210

LONG-TERM RECEIVABLES:

Severance pay fund	283	221
Other long-term receivables	186	225
Total long-term receivables	469	446

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	43	50

OTHER ASSETS --
Goodwill	242	242

Total assets	4,207	2,948

	Dec-31
	2012	2011

	U.S. dollars in thousands (except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	190
Current Maturities of Loan from Shareholder and Other	568	361
Accounts payable:
Trade	917	437
Deferred income	64	498
Other	470	411

Total current liabilities	2,202	1,897

LONG-TERM LIABILITIES:
Loans From Banks (net of current maturities)	849	1,024
Loans and other liabilities (net of current maturities)	340	509
Loan from shareholder (net of current maturities)	--	100
Other Long Terms liabilities	790	862
Accrued severance pay	300	241
Total long-term liabilities	2,279	2,736
Total liabilities	4,481	4,633

SHAREHOLDERS' DEFICIENCY	(274)	(1,685)

Total liabilities and shareholders' equity	4,207	2,948

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2012
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2012	2011	2012	2011
	U.S. dollars in thousands (except per share data)

REVENUES	6,708	5,645	1,361	1,411

COST OF REVENUES	2,961	2,020	735	519

GROSS PROFIT	3,747	3,625	626	892

RESEARCH AND DEVELOPMENT
EXPENSES – net	682	643	161	174
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,371	1,244	283	344
General and administrative	734	656	225	141

OPERATING (LOSS) INCOME	960	1,082	(43)	233

FINANCIAL (EXPENSES) INCOME - net	(134)	31	(136)	19

OTHER EXPENSES – net	(2)	(24)	--	(22)
INCOME (LOSS) BEFORE TAXES ON INCOME	824	1,089	(179)	230

TAXES ON INCOME	--	--	--	--
INCOME (LOSS) FOR THE PERIOD	824	1,089	(179)	230

PROFIT (LOSS) PER SHARE BASIC	0.012	0.016	(0.003)	0.003
PROFIT (LOSS) PER SHARE DILUTED	0.012	0.015	(0.003)	0.003
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	70,042	69,653	71,232	69,523
DILUTED (IN THOUSANDS)	71,639	71,309	71,232	71,347
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il